Exhibit 12
Bristow Group Inc.
Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends
(In thousands, except ratio amounts)

	Fiscal Year Ended
	March 31,
	2008	2007	2006	2005	2004

Income from continuing operations before provision for income taxes and minority interest	$152,257	$111,329	$69,197	$69,638	$68,072
Add: amortization of capitalized interest	485	183	171	102	36
Add: fixed charges (from below)	62,126	23,126	20,381	19,590	19,846
Add: equity in earnings from unconsolidated equity affiliates under (over) dividends received	(3,720)	(3,754)	(337)	9,802	(5,114)
Less: capitalized interest	(12,881)	(6,353)	(2,426)	(1,284)	(1,200)

Earnings	$198,267	$124,531	$86,986	$97,848	$81,640

Fixed charges:
Fixed charges:
Interest expense:
Interest on indebtedness (1)	$23,779	$10,940	$14,689	$15,665	$16,829
Capitalized	12,881	6,353	2,426	1,284	1,200
Interest portion of rental expense	7,599	5,833	3,266	2,641	1,817

Fixed charges	$44,259	$23,126	$20,381	$19,590	$19,846

Preferred stock dividends	$12,650	$6,633	$—	$—	$—
Effective tax rate for continuing operations	29.2%	34.8%	—	—	—

Gross up based on effective tax rate for continuing operations	17,867	10,173	—	—	—

Fixed charges and preferred stock dividends	$62,126	$33,299	$20,381	$19,590	$19,846

Ratio of earnings to fixed charges (earnings divided by fixed charges)	4.5	5.4	4.3	5.0	4.1

Ratio of earnings to combined fixed charges and preferred stock dividends (earnings divided by fixed charges and preferred stock dividends)	3.2	3.7	4.3	5.0	4.1

(1)	Includes amortization of debt issuance costs.